                                 SCHEDULE 13G/A


                                 (RULE 13d-102)


   Information to be Included in Statements Filed Pursuant to Rule 13(d)-1(b),
       (c), and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 2)*


                                  divine, inc.
                                (Name of Issuer)


                Class A Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                   255404 10 5
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


      [   ] Rule 13d-1(b)


      [ X ] Rule 13d-1(c)


      [   ] Rule 13d-1(d)


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).




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1.   Names of Reporting Person:
       Dell Computer Corporation

     I.R.S. Identification Nos. of Above Persons (Entities Only):
       74-2487834

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
       (a)   [   ]
       (b)   [   ]

3.   SEC Use Only:

4.   Citizenship or Place of Organization:
       Delaware

        Number of Shares                           5.Sole Voting Power:
   Beneficially Owned by Each                                         0
     Reporting Person With
                                                   6.Shared Voting Power:
                                                         17,744,963 (a)

                                                   7.Sole Dispositive Power:
                                                                      0

                                                   8.Shared Dispositive Power:
                                                         17,744,963 (a)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
       17,744,963 (a)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9):
       6.1%

12.  Type of Reporting Person (See Instructions):
        CO

----------
(a) Dell Computer Corporation and its indirect wholly owned subsidiary, Dell USA L.P., may be deemed to share ownership of the shares reported in this Schedule 13G. Includes 244,997 shares subject to options that were exercisable at or within 60 days of December 31, 2001.


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1.         Names of Reporting Person:
               Dell USA L.P.

           I.R.S. Identification Nos. of Above Persons (Entities Only):
               74-2616802

2.         Check the Appropriate Box if a Member of a Group (See Instructions):
              (a)   [   ]
              (b)   [   ]

3.         SEC Use Only:

4.         Citizenship or Place of Organization:
              Texas

        Number of Shares                           5. Sole Voting Power:
   Beneficially Owned by Each                                         0
     Reporting Person With
                                                   6. Shared Voting Power:
                                                         17,744,963 (a)

                                                   7. Sole Dispositive Power:
                                                                      0

                                                   8. Shared Dispositive Power:
                                                         17,744,963 (a)

9.         Aggregate Amount Beneficially Owned by Each Reporting Person:
              17,744,963 (a)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                         [   ]

11.        Percent of Class Represented by Amount in Row (9):
              6.1%

12.        Type of Reporting Person (See Instructions):
              PN

----------
(a) Dell Computer Corporation and its indirect wholly owned subsidiary, Dell USA L.P., may be deemed to share ownership of the shares reported in this Schedule 13G. Includes 244,997 shares subject to options that were exercisable at or within 60 days of December 31, 2001.

This Schedule 13G is being filed on behalf of Dell Computer Corporation and its indirect wholly owned subsidiary, Dell USA L.P., with respect to shares of the Issuer held by Dell USA L.P.


ITEM 1.  ISSUER


         (a)    Name of Issuer: divine, inc.

         (b)    Address of Issuer's Principal Executive Offices:
                1301 N. Elston Avenue
                Chicago, Illinois 60622


ITEM 2(a)-(c) NAME, ADDRESS AND CITIZENSHIP OF PERSON FILING:

                1.    Dell Computer Corporation
                      One Dell Way
                      Round Rock, Texas 78682
                      Incorporated under the laws of the State of Delaware.

                2.    Dell USA L.P.
                      One Dell Way
                      Round Rock, Texas 78682
                      Organized under the laws of the State of Texas.

         (d). Title of Class of Securities: Class A Common Stock, par value $0.001 per share


         (e).   CUSIP Number: 255404 10 5


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


         (a)    [   ] Broker or dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o);


         (b)    [   ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                      78c);


         (c)    [   ] Insurance company as defined in Section 3(a)(19) of the
                      Act (15 U.S.C. 78c);


         (d)    [   ] Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);


         (e)    [   ] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);


         (f)    [   ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


         (g)    [   ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


         (h)    [   ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);


         (i)    [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


         (j)    [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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ITEM 4.  OWNERSHIP.(b)

         (a)    Amount beneficially owned: 17,744,963(b)


         (b)    Percent of class: 6.1%


         (c)    Number of shares as to which the person has:


                  (i) Sole power to vote or to direct the vote: 0


                  (ii) Shared power to vote or to direct the vote: 17,744,963(b)


                  (iii) Sole power to dispose or to direct the disposition of: 0


                  (iv) Shared power to dispose or to direct the disposition of:
                       17,744,963(b)



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

----------
(b) Dell Computer Corporation and its indirect wholly owned subsidiary, Dell USA L.P., may be deemed to share ownership of the shares reported in this Schedule 13G. Includes 244,997 shares subject to options that were exercisable at or within 60 days of December 31, 2001.

ITEM 10.  CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 13, 2002
                                     (Date)

                                              DELL COMPUTER CORPORATION

                                              /s/ Stephen W. Bailey
                                              ----------------------------------
                                              Signature
                                              Stephen W. Bailey, Vice President
                                              ----------------------------------
                                              Name/Title


--------------------------------------------------------------------------------





                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 13, 2002
                                     (Date)

                                              DELL USA L.P.

                                              By: Dell Gen. P. Corp.,
                                                  Its General Partner

                                              /s/ Stephen W. Bailey
                                              ----------------------------------
                                              Signature
                                              Stephen W. Bailey, Vice President
                                              ----------------------------------
                                              Name/Title